EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-Kymmene Corporation Stock Exchange Announcement 11 July at 9.00

UPM-KYMMENE ANNOUNCES SHARE SUBSCRIPTIONS

In June, bonds totalling EUR 14,602,082.16 of the subordinated convertible bond loan of EUR 161 million (FIM 960 million), issued in 1994, were converted into 677,196 shares. An application will be submitted for listing the shares together with the old shares on the Helsinki Stock Exchange as of 15 July, 2002.

The company's number of shares to be entered into the Trade Register on 12 July, 2002 will increase to a total of 259,996,869 shares and the share capital will be EUR 441,994,677.30.

The annual period of conversion is from 1 January to 31 October. If the entire outstanding loan of EUR 42,280,781.32 is converted into shares, there will be an additional 1,960,842 new shares and the company's share capital will increase by EUR 3,333,431.40.

In the loan one EUR 1,681.88 (FIM 10,000) bond entitles to subscribe 78 shares, which results in a calculated conversion price per share of EUR 21.56. There are no restrictions on transferring or assigning the shares. The shares subscribed entitle holders to dividend for the first time from the year 2002. Other shareholders' rights apply as soon as the increase in share capital has been entered into the Trade Register.

UPM-Kymmene Corporation has been granted permission by the Financial Supervision Authority on 2 June 1998 not to publish an Offering Circular for the shares to be subscribed based on the above mentioned loan.

UPM-Kymmene Corporation

Olavi Kauppila
Vice President, Investor Relations

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
Main media

UPM-Kymmene Corporation Stock Exchange Release 11 July,2002 at 10.30 a.m

UPM-Kymmene plans to expand operations in China

UPM-Kymmene's subsidiary in China, UPM-Kymmene (Changshu) Paper Industry Co., Ltd., has received approval from the Chinese authorities for capital increase of the company and the expansion of operations. A detailed feasibility study to build a paper machine with an annual capacity of 450,000 tons of fine paper is ongoing. The aim is to present the final investment proposal for approval by UPM-Kymmene's Board of Directors during autumn 2002. The new machine is scheduled to start-up by the end of year 2004.

The mill in Changshu has been in operation since 1999 and in 2000 it became a 100%-owned subsidiary of UPM-Kymmene Corporation. The annual production capacity of the mill is 350,000 tons of coated and uncoated fine paper.

For further information, please contact:
Jyrki Ovaska, President, Fine & Speciality Paper Division, telephone +358 400 644 234
Olavi Kauppila, Senior Vice President, Investor Relations, telephone +358 204 15 0658

UPM-Kymmene Corporation

Olavi Kauppila
Senior Vice President, Investor Relations

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
Main Media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2002

UPM-KYMMENE CORPORATION

By: ______________________
Name: Markku Franssila
Title: Vice President, Corporate Communications

By: ______________________
Name: Olavi Kauppila
Title: Vice President, Investor Relations